SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Q4 & Full Year 2008 Results dated February 26, 2009.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Q4 & Full Year 2008 Results

Thursday February 26, 2:26 am ET

Record Quarter & Year for 012 Smile.Communications;
Smile.Media Stabilizes with Positive Adjusted EBITDA

PETACH TIKVA, Israel, February 26 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the fourth quarter and full year ended December 31, 2008.
    Highlights

    - Strong revenues and EBITDA: Q4 revenues up 10% to NIS 314M; adjusted EBITDA up 20% to NIS 64M.
    - Strong operating cash flow: NIS 50M in Q4, NIS 195M in 2008.
    - 012 Smile.Communications delivers another quarter and full year of records across all parameters despite challenging macro markets.
    - Smile.Media returns to stability, achieves positive adjusted EBITDA.
    - Share and bond buy-back programs continue.


    (in millions of NIS)   Q4'08  Q3'08*   Q2'08   Q1'08   Q4'07   2008* 2007

    Revenues                314     294      281     280     284  1,169 1,176
    Gross Profit             97      89       91      92      90    369   374
    EBIT                     34      29       29      27      19    119   113
    Adjusted EBITDA          64      60       61      60      54    245   240
    Net Income (loss)         1     (22)      (8)      1      79    (28)  124

            *Excluding one-time impact from MSN transaction


Financial Results for the Fourth Quarter

Revenues: Revenues for the fourth quarter of 2008 were NIS 313.8 million (US $82.5 million), a 10% increase compared with NIS 284.5 million in the fourth quarter of 2007, and a 7% sequential increase compared with NIS 293.8 million in the third quarter of 2008. The increased revenues reflect the record results delivered by 012 Smile.Communications, together with the modest contribution of Smile.Media.

Adjusted EBITDA: Adjusted EBITDA for the fourth quarter of 2008 was NIS 64.3 million (US $17.0 million), a 20% increase compared with NIS 53.6 million for the fourth quarter of 2007, reflecting the record adjusted EBITDA recorded by Smile.Communications. For more information regarding the use of non-GAAP financial measures, please see the notes in this press release.

Financing Expenses (Net): Financing expenses (net) for the fourth quarter totaled NIS 12.6 million (US $3.3 million) compared with NIS 12.9 million in the fourth quarter of 2007 and NIS 47.5 million in the third quarter of 2008. Of the fourth quarter 2008 expenses, NIS 10.7 million (US $2.8 million) was associated with interest payable on the Company's bonds. In addition, as a result of the current global economic crisis, the market price of certain of the Company's investments has decreased, leading the Company to mark these investments to market. This resulted in a loss of NIS 26.0 million (US $6.8 million) during the quarter that was recorded as financial expense and is a non cash expenses.

Net Results: On a U.S. GAAP basis, the Company recorded net income for the fourth quarter of 2008 of NIS 1.1 million (US $0.3 million), or NIS 0.05 (US $0.01) per share. This compared to a net loss of NIS (8.5) million, or NIS (0.40) per share, for the third quarter of 2008. In the fourth quarter of 2007, the Company reported a net income of NIS 79 million, or NIS 3.4 per share, reflecting the contribution of a NIS 120 million one-time gross capital gain associated with the IPO of its subsidiary, 012 Smile.Communications.

Financial Results for 2008

Revenues for the twelve months ended December 31, 2008 were NIS 1,169 million ($307 million) compared to NIS 1,176 million for 2007. Operating income for the year reached NIS 131.5 million (US $34.6 million), a 16% increase compared with NIS 113 million for 2007. Adjusted EBITDAb for the year reached NIS 266 million (US $70.0 million), an 11% increase compared with NIS 240 million for 2007. Net loss for 2008 was NIS (14.9) million (US ($3.9 ) million), or NIS (0.69) (US ($0.18)) per share.

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding the use of non-GAAP financial measures, please see the table titled "Reconciliation between GAAP and non-GAAP Statements of Operations" as well as the notes contained in this press release.

Balance Sheet

The Company's cash, cash equivalents and investments as of December 31, 2008 were NIS 581 million (US $153 million). Total assets as of the end of the year were NIS 1,940 million (U.S. $510 million) and total bank debt was NIS 52 million (U.S. $13.7 million). Shareholders' equity as of the end of 2008 was NIS 334 million ($88.0 million), representing 17.2% of total assets. Current ratio as of December, 31 2008 was 1.3, while the ratio of net debt to EBITDA was 1.8, which is within the Company's target range.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "The fourth quarter was a strong end to an active though challenging year. The primary driver of our results remains our communications segment, which has achieved record results as it continues to expand the breadth of its services for the stable and resilient Israeli communications market. We are also pleased to have been able to bring our media segment back to positive adjusted EBITDA, an achievement that demonstrates the new stability of the company following last year's transaction with MSN. In parallel, our strong cash position enhances the financial stability of our Group, giving us the platform we need to move forward with our growth strategy."

Mr. Holtzman continued, "With a strong belief that our shares and bonds are undervalued given our long-term prospects, we continue to execute on our buy-back programs. At the same time, we continue seeking out the right M&A target while maintaining careful control over expenses."

Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC): 012 Smile.Communications delivered record results for both the fourth quarter and the 2008 year as a whole, marked by new highs for revenues, adjusted EBITDA, operating profit
(EBIT) and net income. These results were achieved as 012 Smile.Communications continued its penetration of Israel's domestic telephony market and prepared for entry into the mobile market. Revenues for the fourth quarter of 2008 were NIS 298 million (US $78 million), a 10% increase compared with NIS 271 million for the fourth quarter of 2007, and a 6% sequential increase compared with NIS 282 million for the third quarter of 2008.

The subsidiary's adjusted EBITDA for the fourth quarter was NIS 66 million ($17.3 million), a 10% increase compared with the fourth quarter of 2007, and a 5% increase compared with the third quarter of 2008. Adjusted EBITDA margin was 22.0%. For more information regarding the use of non-GAAP financial measurements, please see the notes contained in this press release.

Smile.Media Ltd.: Smile.Media delivered a modest revenue increase and contributed to the Company's adjusted EBITDA during the fourth quarter. The segment's revenues for the fourth quarter were NIS 16.1 million (US $4.2 million), derived primarily from its e-commerce businesses. Its adjusted EBITDA for the quarter was NIS 190,000 (US $50,000).

Other: During the third quarter, Internet Gold incurred operating expenses of approximately NIS 1.5 million (US $0.4 million). These expenses were primarily for the continued investigation of potential joint venture and M&A opportunities, and for activities related to the Company's listing on public securities exchanges, including expenses such as investor relations, Sarbanes Oxley compliance, insurance and legal expenses.

    Buyback Programs

    - Share Buyback Program: The total number of Internet Gold shares repurchased through all outstanding share repurchase programs as of December 31, 2008 reached 3,864,481 shares, bringing the number of total outstanding shares as of December 31, 2008 to 19,653,925. From December 31, 2008 to date, an additional 891,104 shares have been repurchased, reducing the total number of outstanding shares to 18,762,821 as of February 25, 2009.

    - Bond Buyback Program: On November 25, 2008, the Company's Board of Directors announced that it had authorized the repurchase of up to NIS 100 million of the Company's Series B bonds. In addition, the Company authorized the repurchase of up to NIS 50 million of the Series A bonds of its subsidiary, 012 Smile.Communications. In parallel, the Board of Directors of 012 Smile.Communications approved a NIS 100 million buyback of its Series A bonds.

These new programs are in addition to the Company's existing NIS 112 million convertible bond buyback program announced on January 28, 2008. During the fourth quarter, the Company utilized NIS 1.5 million ($0.4 million) for the repurchase of its convertible bonds, bringing the total value of convertible bonds repurchased since the initiation of the January 28, 2008 program to NIS
11.0 million par value. As a result of conversions of the convertible bonds, the repurchases made and the redemption of 12.5% of these bonds, NIS 91.8 million par value of the bonds remain outstanding out of an original issuance of NIS 220 million par value. In addition, the Company had utilized NIS 4.2 million ($1.1 million) par value during the fourth quarter in the repurchase of its Series B bonds.

Conference Call Information

Management will host an interactive teleconference to discuss the results today, February 26, 2008, at 10:00 a.m. EST (17:00 Israel time). To participate, please call one of the following access numbers several minutes before the call begins:
1-888-723-3164 from within the U.S. or 1-866-485-2399 from within Canada, 0-808-101-2717 from within the U.K., or +972 3 918-0610 from other international locations. The call will also be broadcast live through the company's Website, http://www.igld.com, and will be available there for replay during the next 30 days.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of December 31, 2008 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of December 31, 2008 (NIS 3.8020 = U.S. $1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

NOTE B: Non-GAAP Financial Measurements

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, depreciation expenses associated with, fixed assets (affecting relative depreciation expense) and expenses recorded for stock compensation in accordance with SFAS 123(R). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Note C: Reconciliation Between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.68% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    Internet Gold - Golden Lines Ltd.

    Consolidated Balance Sheets


                                                                 Convenience
                                                                 translation
                                                                        into
                                                                        U.S.
                                                                     dollars
                                                                      $1=NIS
                                                                       3.802
                                                  December 31    December 31
                                                 2008       2007        2008
                                           (Unaudited) (Audited)  (Unaudited)
                                                  NIS        NIS  $ thousands
                                            thousands  thousands

    Current assets
    Cash and cash equivalents                  86,081    601,926      22,641
    Marketable securities                     215,552    162,884      56,694
    Trade receivables, net                    217,532    224,616      57,215
    Other receivables                          30,232     26,446       7,952
    Deferred taxes                             19,078      9,707       5,018

    Total current assets                      568,475  1,025,579     149,520

    Investments
    Long-term trade receivables                 6,350      3,460       1,670
    Deferred taxes                                 57        192          15
    Assets held for employee
     severance benefits                        17,793     20,639       4,680
    Investments in investee companies              91        291          24
    Marketable securities                     279,823          -      73,599

    Total investment                          304,114     24,582      79,988

    Property and equipment, net               171,154    163,949      45,017

    Other assets, net                         478,982    519,865     125,981

    Goodwill                                  417,608    417,608     109,839

    Total assets                            1,940,333  2,151,583     510,345

    Current liabilities
    Short-term bank credit                     42,954     77,998      11,298
    Current maturities of
     long-term obligations                     11,238     10,734       2,956
    Accounts payable                          195,995    209,626      51,550
    Current maturities of convertible
     debentures                                17,675     15,354       4,649
    Current maturities of debentures          100,142          -      26,339
    Other current liabilities                  74,254     91,131      19,530
    Total current liabilities                 442,258    404,843     116,322

    Long term liabilities
    Long-term loans and other long-term
     obligations                                  760     32,265         200
    Liability for termination of employer-
     employee relations                        34,671     35,918       9,119
    Deferred taxes                             46,439     59,104      12,215
    Debentures                                807,477    848,616     212,382
    Convertible debentures                     84,697    104,640      22,277
    Total long term liabilities               974,044  1,080,543     256,193

    Total liabilities                       1,416,302  1,485,386     372,515

    Minority interest                         189,977    180,410      49,967

    Shareholders' equity                      334,054    485,787      87,863

    Total liabilities and
     shareholders' equity                   1,940,333  2,151,583     510,345

    Consolidated Statements of Operations
    All amounts are in thousands except for per share data

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                $1=NIS 3.802
                                                                  Year ended
                                   Year ended December 31        December 31
                                      2008       2007      2006         2008
                               (Unaudited)  (Audited) (Audited)  (Unaudited)
                                       NIS thousands             $ thousands

    Revenues                      1,168,720 1,175,946   408,359     307,396

    Costs and expenses
    Cost of revenues                799,834   802,296   252,413     210,372
    Selling and marketing           172,200   176,246    75,576      45,292
    General and administrative       71,062    69,843    33,957      18,691
    Other expenses (income)          (5,869)    14,589    12,813     (1,544)

    Total costs and expenses      1,037,227 1,062,974   374,759     272,811

    Income from operations          131,493   112,972    33,600      34,585

    Financial expenses, net         115,228    57,537    20,861      30,307
    Gain from issuance of shares in
     subsidiary                           -  (120,310)        -           -

    Income before tax expenses       16,265   175,745    12,739       4,278
    Tax expense                      15,826    50,460     1,286       4,163

    Income after tax expenses           439   125,285    11,453         115
    Company's share in net loss of
    unconsolidated investee               -         -      (334)          -
    Minority interest in operations
    of
    consolidated subsidiaries       (15,299)   (1,267)      (34)     (4,023)

    Net income (loss)               (14,860)  124,018    11,085      (3,908)

    Income (loss) per share, basic
    Net income (loss) per share       (0.69)     5.74       0.6       (0.18)
    Weighted average number of shares
     outstanding (in thousands)      21,551    21,617    18,438      21,551

    Income (loss) per share, diluted
    Net (loss) income per share       (0.69)     5.00       0.6       (0.18)
    Weighted average number of shares
     outstanding (in thousands)      21,551    24,795    18,438      21,551

    Reconciliation Table of Non-GAAP Measures

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        3.802
                                                                   Year ended
                                    Year ended December 31        December 31
                                     2008        2007        2006        2008
                              (Unaudited) (Unaudited) (Unaudited) (Unaudited)
                                      NIS         NIS         NIS $ thousands
                                thousands   thousands   thousands

    GAAP operating income         131,493     112,972      33,600     34,585

    Adjustments
    Amortization of acquired       27,280      31,938           -      7,175
    intangible assets
    Impairment and other charges    6,922      10,433      12,813      1,821
    Other income                  (12,791)          -           -     (3,364)
    Other income in respect of
     MSN transaction               12,791           -           -      3,364
    Stock compensation in
     accordance with SFAS 123(R)    3,428           -           -        902

    Non-GAAP adjusted operating
     income                       169,123     155,343      46,413     44,483

    GAAP tax expenses
     (income), net                 15,826      50,460       1,286      4,163

    Adjustments

    Amortization of acquired
    intangible assets
    Included in tax expenses, net   7,365       9,262           -      1,937

    Non-GAAP tax expenses, net     23,191      59,722       1,286      6,100

    Net income (loss)
     as reported                  (14,860)    124,018      11,085     (3,908)

    Minority interest in
     operations of
    consolidated subsidiaries      15,299       1,267          34      4,023
    Gain from issuance of shares
     in subsidiary                      -    (120,310)          -          -
    Tax expenses                   15,826      50,460       1,286      4,163
    Impairment and other charges    6,922      10,433      12,813      1,821
    Other income                  (12,791)          -           -     (3,364)
    Other income in respect of
     MSN transaction               12,791           -           -      3,364
    Stock compensation in accordance
    with SFAS 123(R)                3,428           -           -        902
    Financial expenses, net       115,228      57,537      20,861     30,307
    Depreciation and
     amortization                 123,928     116,848      31,179     32,595

    Adjusted EBITDA               265,771     240,253      77,258     69,903

For further information, please contact:

    Mor Dagan
    Investor Relations
    mor@km-ir.co.il
    Tel:+972-3-516-7620

    Ms. Idit Azulay
    Internet Gold
    idita@co.smile.net.il
    Tel: +972-72-200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: February 26, 2009